Exhibit 17.1

April 10, 2023

Alpine 4
2525 E Arizona Biltmore Circle
Phoenix, AZ 85016

Dear Alpine 4 Board of Directors,

As of close of business on April 10, 2023 I would like to announce my resignation from the Board of Alpine 4. This is a very difficult letter for me to write being one of the original founding members of the company. Although we have seen many goals and milestones reached in this company in the last 18 months, it has turned into a dictatorship for Kent Wilson. There will be a recording released of a phone conversation with Kent and the consequences I will face if I ever cross him again in the coming days. It is just another example that shows if you are not in support of ALL his ideas, business decisions, and personal choices without question you will be blacklisted, bullied, or blamed for anything to destroy your credibility with upper management and the Board. This was evident last year when I was elected by the shareholders as Chairman of the Board and less than one week later he convinced the Board to remove me as Chairman and replaced me with a far less qualified candidate. In this process every board member was aware of his plan except myself before the shareholder meeting which was not disclosed to shareholders who had casted their votes. In my opinion, constitutes a fraudulent act towards not only myself, but also the shareholders, and is just another example that if you question Kent you will be blacklisted! Kent is basically using Alpine4 a public company and its funds as his own private company.

In the months leading up to my dismissal from Chairman and being fired from my position as Director of Acquisition Sales, I was getting calls from the Presidents of our subsidiaries expressing concerns over operations, sales, and financial decisions. As Director of Sales and especially Chairman of the Board I started asking hard questions and was told to “remove myself from these conversations”. The upper management of subsidiaries were told to cease ALL communication with me and instructed, “DO NOT SHARE ANY FINANCIAL INFORMATION” with him. I was also told to have zero communication with anyone at Alpine4. As I continued to dig into the President’s concerns, I began to question the corporate management including the CFO and COO. My punishment for this resulted in my corporate email being locked and I was not allowed to attend the weekly sales meetings with the subsidiaries as Director of Sales. Once again, I was reprimanded for expressing my concerns about a subsidiary president along with the COO and CFO, which two of the three have “resigned” from the company but damage had already been done. The following week I was accused of a conduct violation which I strongly deny to this day. A complaint was filed with HR and I was assumed guilty with zero investigation and they used this to try and get me to step down as Chairman before the 2022 shareholder meeting, which I refused due to the false allegations.

Upon my removal from the Chairman seat (less than a week after being elected) I wrote a letter to the Board that was also shared with our auditors that voiced my many concerns of Kent’s, the upper management, and the Board’s ethical and financial decisions that had fallen on deaf ears over the past few months (this letter will be released in the coming days). The retaliation from this was to fire me from my position as Director of Sales and an “independent” law firm was hired to investigate my conduct so they could remove me from the Board with “cause”! After hundreds of thousands of shareholder’s dollars were spent by Kent on another potential law suit to protect his ego (examples are Finn Capital and Grizzly ) I was never allowed to view this report and there was no “cause” found to remove me from the Board. If there had been just cause, Kent and his puppet board members would have done so without hesitation.

As I have many fond memories of the early years of Alpine4, the company that it has turned into is absolutely subpar talent-wise at best for a NASDAQ company in terms of leadership, corporate management, and for the most part a Board that has absolutely zero business acumen. This is totally by Kent’s design for total control. Without a complete overhaul of the Board and upper management I’m very much concerned with the direction the company is heading. There is a clear lack of communication and transparency, as well as misleading statements from Kent to shareholders. My latest concern is the highly unethical donation of shares from the CEO to family controlled charity in November when Alpine4 was nowhere even close to being in financial compliance with SEC or NASDAQ. Still to this day, these quarters have not been filed and the stock price is significantly lower. So as the stock price continues to fall, shareholders keep losing value, and the company continues to lose money, the corporate management continues to take huge pay raises for their benefit while the rest of us suffer financially.

Best of Luck,

Charlie Winters
Board Member
Alpine 4